SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

BPEA Teamsport Limited

P.O. Box 31119

Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Facsimile) +65 6593 3711

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) +852 2843 9372

Tim Gardner

William Welty

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

+852 3476 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.

***	CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 10,528,160 Class A Shares (as defined in Item 1) represented by 5,264,080 ADSs (as defined in Item 1) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined in Item 2) pursuant to the terms of the SPA (as defined in Item 4). See Item 4 for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined in Item 5).

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on March 5, 2018 (the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to an agreement and plan of merger, dated as of April 6, 2018 (the “Merger Agreement”), among the Issuer, Teamsport Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Teamsport Bidco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.05, and which is incorporated herein by reference in its entirety.

The Investors (as defined below) anticipate that approximately US$734 million will be expended to complete the Merger. This amount assumes that Baring SPV acquires the Subject ADSs from TGMF pursuant to the terms of the SPA prior to the consummation of the Merger and includes (a) the estimated funds required by the Investors to (i) purchase the outstanding Common Shares (including Class A Shares represented by ADSs) owned by shareholders of the Issuer other than the Rollover Shareholders (as defined below) at a purchase price of US$6.75 per Common Share or US$13.50 per ADS, and (ii) settle the outstanding options to purchase Common Shares (including Class A Shares represented by ADSs) and shares of restricted stock granted under the Amended and Restated 2010 Performance Incentive Plan of the Issuer and the 2014 Performance Incentive Plan of the Issuer, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”) (excluding any tax liabilities).

The Transactions will be funded through a combination of (i) the proceeds from a committed senior bridge facility contemplated by a commitment letter, dated as of April 6, 2018 (the “Debt Commitment Letter”), by and among Parent and Morgan Stanley Senior Funding, Inc. and Deutsche Bank AG, Singapore Branch (the “Lead Arrangers”), (ii) cash contributions contemplated by equity commitment letters, dated as of April 6, 2018 (the “Equity Commitment Letters”), by and between Teamsport Topco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), and each of Baring LP1, Baring LP2, Baring Co-Invest LP, MBK Partners Fund IV, L.P. (“MBKP LP”), The Crawford Group, Inc., a Missouri corporation (“Crawford”), and RedStone Capital Management (Cayman) Limited, a Cayman Islands exempted company (“Redstone” and, together with Baring LP1, Baring LP2, Baring Co-Invest LP, MBKP LP and Crawford, the “Sponsors”), and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Debt Commitment Letter, the Lead Arrangers committed to arrange a senior bridge facility of US$200 million in principal amount for Parent to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount of US$504 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters, copies of which are filed as Exhibit 7.06 through Exhibit 7.12, respectively, and which are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, L & L Horizon, LLC, a Delaware limited liability company (“Horizon”), Baring SPV, Crawford and Dongfeng Asset Management Co. Ltd. (“Dongfeng” and together with Horizon, Baring SPV and Crawford, the “Rollover Shareholders”, and the Rollover Shareholders, together with the Sponsors, the “Investors”), entered into a contribution and support agreement dated as of April 6, 2018 (the “Contribution and Support Agreement”) with Holdco, Teamsport Midco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco and the sole shareholder of Parent (“Midco”), and Parent, providing that, in connection with and immediately prior to the effective time of the Merger, (i) the Rollover Shareholders will (subject, in the case of Baring SPV, to the consummation of the ADS Purchase prior to the consummation of the Merger) contribute the Rollover Shares (as defined in the Contribution and Support Agreement) to Holdco in exchange for newly issued ordinary shares in Holdco, (ii) Holdco will contribute the Rollover Shares to Midco, (iii) Midco will contribute the Rollover Shares to Parent and (iv) the Rollover Shares will continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor. The description of the Contribution and Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution and Support Agreement, a copy of which is filed as Exhibit 7.13, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On April 6, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the Surviving Company. Under the terms of the Merger Agreement, (a) each Common Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$6.75 per Share, and (b) each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$13.50 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares, which will be contributed by the Rollover Shareholders (subject, in the case of Baring SPV, to the consummation of the ADS Purchase prior to the consummation of the Merger) to Holdco in exchange for newly issued shares of Holdco and thereafter contributed by Holdco to Midco and by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor, (ii) Common Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, and (iii) Common Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law. The Merger is subject to the approval of the Issuer’s shareholders, the consent of the requisite holders of the senior unsecured notes issued by the Company in 2015 and 2017, if applicable, and various other closing conditions.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs would be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Exchange Act would be terminated, and the Issuer will be privately held by the Investors.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into the Contribution and Support Agreement with Holdco, Midco and Parent, pursuant to which each of the Rollover Shareholders has agreed (subject, in the case of Baring SPV, to the consummation of the ADS Purchase prior to the consummation of the Merger), among other things, that: (a) it will (i) vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction) and (ii) irrevocably appoint Parent and any designee of Parent as its proxy and attorney-in-fact to vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in accordance with the foregoing, and (b) the Rollover Shares will, in connection with and immediately prior to the effective time of the Merger, be contributed to Holdco in exchange for newly issued ordinary shares of Holdco, be contributed by Holdco to Midco, be contributed by Midco to Parent and continue as ordinary shares of the Surviving Company without payment of any consideration or distribution therefor.

Concurrently with the execution of the Merger Agreement, the Investors entered into an interim investors agreement dated as of April 6, 2018 (the “Interim Investors Agreement”) with Holdco, Midco, Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Midco, Parent and Merger Sub and the relationship among the Investors with respect to the Transactions. In connection with the execution of the Interim Investors Agreement, MBKP SPV, Baring SPV and Mr. Zhang terminated the Consortium Term Sheet.

Concurrently with the execution of the Merger Agreement, each of the Investors executed and delivered a limited guarantee (each a “Limited Guarantee” and collectively the “Limited Guarantees”) in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for certain termination fees that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Contribution and Support Agreement, the Interim Investors Agreement, and the Limited Guarantees, copies of which are filed as Exhibit 7.05 and Exhibit 7.13 through Exhibit 7.22, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Other than as described in Item 3 and Item 4 hereof or as previously reported in the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed under Rule 13d-3 to beneficially own 10,528,160 Class A Shares represented by the Subject ADSs pursuant to the terms of the SPA described in Item 4 of the Schedule 13D and incorporated herein by reference, which represent approximately 14.2% of the outstanding Class A Shares (based on 74,279,018 Class A Shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017 (the “Proxy Statement”)).

The Reporting Persons may be deemed to be a “group” with the Rollover Shareholders and their respective affiliates pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Rollover Shareholders (other than the 10,528,160 Class A Shares represented by the Subject ADSs that may be deemed under Rule 13d-3 to be beneficially owned by the Reporting Persons pursuant to the terms of the SPA described in Item 4 of the Schedule 13D) and their respective affiliates. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Rollover Shareholder (other than Baring SPV) or any of its affiliates.

(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and Item 5(a) of this Amendment are incorporated herein by reference.

Although the Reporting Persons do not currently have the power to vote or dispose of the 10,528,160 Class A Shares represented by the Subject ADSs that the Reporting Persons may be deemed under Rule 13d-3 to beneficially own pursuant to the terms of the SPA described in Item 4 of the Schedule 13D and incorporated herein by reference, the Reporting Persons may be deemed under Rule 13d-3 to share voting and dispositive power with respect to such 10,528,160 Class A Shares represented by the Subject ADSs.

(c)    Except as set forth in Items 3 and 4 hereof or as previously reported in the Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7.05	Agreement and Plan of Merger among the Issuer, Parent and Merger Sub, dated April 6, 2018.

Exhibit 7.06	Debt Commitment Letter by and among Parent and the Lead Arrangers, dated April 6, 2018.

Exhibit 7.07	Equity Commitment Letter by and between Baring LP1 and Holdco, dated April 6, 2018.

Exhibit 7.08	Equity Commitment Letter by and between Baring LP2 and Holdco, dated April 6, 2018.

Exhibit 7.09	Equity Commitment Letter by and between Baring Co-Invest LP and Holdco, dated April 6, 2018.

Exhibit 7.10	Equity Commitment Letter by and between MBKP LP and Holdco, dated April 6, 2018.

Exhibit 7.11	Equity Commitment Letter by and between Crawford and Holdco, dated April 6, 2018.

Exhibit 7.12	Equity Commitment Letter by and between Redstone and Holdco, dated April 6, 2018.

Exhibit 7.13	Contribution and Support Agreement by and among Parent, Holdco, Midco and the Rollover Shareholders, dated April 6, 2018.

Exhibit 7.14	Interim Investors Agreement by and among the Investors, Holdco, Midco, Parent and Merger Sub, dated April, 2018.

Exhibit 7.15	Limited Guarantee by Baring LP1 in favor of the Issuer, dated April 6, 2018.

Exhibit 7.16	Limited Guarantee by Baring LP2 in favor of the Issuer, dated April 6, 2018.

Exhibit 7.17	Limited Guarantee by Baring Co-Invest LP in favor of the Issuer, dated April 6, 2018.

Exhibit 7.18	Limited Guarantee by MBKP LP in favor of the Issuer, dated April 6, 2018.

Exhibit 7.19	Limited Guarantee by Crawford in favor of the Issuer, dated April 6, 2018.

Exhibit 7.20	Limited Guarantee by Redstone in favor of the Issuer, dated April 6, 2018.

Exhibit 7.21	Limited Guarantee by Dongfeng in favor of the Issuer, dated April 6, 2018.

Exhibit 7.22	Limited Guarantee by Horizon in favor of the Issuer, dated April 6, 2018.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018

BPEA Teamsport Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

BPEA Teamsport Holdings Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.1

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.2

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI Co-Investment L.P.

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI, L.P.

By: Baring Private Equity Asia GP VI Limited
acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI Limited

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata